September 4, 2025

Junheng Xie
Chief Executive Officer and Director
Aimei Health Technology Co., Ltd.
10 East 53rd Street, Suite 3001
New York, NY 10022

       Re: Aimei Health Technology Co., Ltd.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-41880
Dear Junheng Xie:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction